UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD
(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Issuer on Form 6-K (“Form 6-K”) is being furnished by Xylo Technologies Ltd. (the “Company”) to the Securities and Exchange Commission (the “SEC”) for the sole purpose of furnishing: (i) unaudited, condensed consolidated financial statements of the Company as of and for six months ended June 30, 2024 and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes the Company’s financial condition and results of operation as of and for the six months ended June 30, 2024.

This report on Form 6-K, other than Exhibit 99.3, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-271984) and Form S-8 (File No. 333-274190, No. 333-258624, No. 333-206803, No. 333-221019 and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD

Date: September 20, 2024	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Condensed Consolidated Financial Statements (Unaudited) as of June 30, 2024.

99.2	Operating and Financial Review as of June 30, 2024, and for the Six Months then Ended.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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